NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

September 3, 2025

Anuja Majmudar

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      HNO International, Inc.

Amendment 2 to Offering Statement on Form 1-A

Filed August 14, 2025

File No. 024-12607

Dear Ms. Majmudar:

This is in response to the letter of comment of the Staff dated August 1, 2025, relating to Amendment No. 1 to the Offering Statement on Form 1-A of HNO International, Inc. (the “Company”). Each of the Staff’s comments is addressed below, seriatim:

Amendment 2 to Offering Statement on Form 1-A

Cover Page

Comment No. 1: We note your response to prior comment 2. Please revise your disclosure to discuss the First Amended 8% Convertible Promissory Note filed as Exhibit 3.2 and disclose that such note was amended to provide that the holder shall have the right to convert the note on the earlier of (a) the day immediately following the qualification of a Regulation A Offering under the Securities Act of 1933, as amended, and (b) the date that is 180 days immediately following the issue date. In addition, please clarify the issue date for the holder's conversion right.

Please be advised that the subject disclosure has been revised, in response to such comment. In addition, similar disclosure appearing throughout the documents has been likewise revised.

Comment No. 2: We note footnote 4 to your tabular disclosure states that the number of shares of common stock offered by the selling shareholder was determined by adding the principal amount of the Subject Convertible Note, $ 45,000, and an assumed $5,000 of accrued interest thereon, then dividing that sum, $50,000, by the minimum price in the price range, $0.15, for a result of 333,334 shares. It appears that such calculation may involve rounding. If so, please expand your disclosure to explain that calculations are or may be rounded and disclose the rounding convention being utilized.

Please be advised that the subject disclosure has been revised, in response to such comment. In addition, similar disclosure appearing throughout the documents has been likewise revised.

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Offering Summary, page 4

Comment No. 3: We note your response to comment 4. Please tell us about the additional 12,070,000 common shares issued since June 18, 2025 that are not included in Note 12 on page F-16. Include the dates of issuance, the number of shares and consideration for which securities were issued.

Following the April 30, 2025, balance sheet date, which reported 80,150,491 shares of common stock outstanding, the Company has issued additional common shares, increasing the total shares outstanding to 95,920,491. Note 12 previously disclosed the issuance of 3,700,000 shares as a subsequent event. The Company now provides the following breakdown of the additional 12,070,000 shares as requested.

The Company entered into Stock Subscription Agreements with accredited investors pursuant to Rule 506(b) of Regulation D under the Securities Act of 1933, as amended. Through these agreements, the Company privately sold a total of 9,490,000 shares of common stock for aggregate cash proceeds of $209,000. These shares were issued as "restricted securities" under Rule 144 on the following dates and in the following amounts:

June 19, 2025: 1,540,000 shares

June 30, 2025: 1,000,000 shares

July 3, 2025: 1,000,000 shares

July 7, 2025: 1,000,000 shares

July 10, 2025: 50,000 shares

July 23, 2025: 100,000 shares

July 30, 2025: 4,800,000 shares

Additionally, on June 12, 2025, the Board of Directors approved the issuance of 80,000 shares of common stock valued at $760, and on July 7, 2025, approved the issuance of 2,500,000 shares of common stock valued at $20,000, both in exchange for services rendered to the Company. These shares were also "restricted securities" under Rule 144 and were issued pursuant to the exemption provided by Section 4(a)(2) of the Securities Act.

Comment No. 4: We note your disclosure here and on pages 17 and 33 that there are 95,920,491 shares issued and outstanding as of the date of the offering. However, we also note you disclose on page 17 that there are 91,303,824 shares outstanding, assuming the issuance of 333,334 Conversion Shares, and you disclose in Item 4 of Part I that there are 90,970,491 shares outstanding. Please advise or revise.

Please be advised that the discrepancies in the share amounts have been resolved.

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Selling Shareholder, page 16

Comment No. 5: We refer you to footnotes (2) and (3) on page 17. Please revise the number of shares outstanding prior to and after this offering to correspond with the number of shares that are disclosed at page 4, Offering Summary.

Please be advised that the discrepancies in the share amounts have been resolved.

Business

Our Products, page 19

Comment No. 6: Please tell us why you have a reasonable basis for providing projections beyond one year. See Item 10(b)(1) of Regulation S-K. We note the $50 million maximum proceeds estimated from this offering exceeds your estimate of the capital needed for construction and other costs for all four products over the projected 3-year period. For example, cost estimates in year 1 are approximately $32.75 million and $12.5 million each in years 2 and 3.

Please be advised that, after re-evaluating the projection information, the Company has determined that presenting one-year projections is more appropriate in the circumstances and provides less speculative information to investors.

Comment No. 7: The presentation for HyGridTM System and CHRS System include financial measures labelled as Cost of Revenues and Net Profit(Loss). Note (1) discloses that Net Profit reflects operating expenses only associated with each respective system and excludes other non-related operating and other expenses incurred by the Company. Based on the disclosure, these two financial measures are not presented in accordance with U.S. GAAP. A registrant may not use titles or descriptions of non-GAAP financial measures that are the same or confusingly similar to titles or descriptions used for GAAP financial measures. To the extent your presentation continues to include non-GAAP financial measures, include a clear definition or explanation of those financial measures, a description of the GAAP financial measure to which it is most directly comparable, and an explanation why the non-GAAP measure was selected instead of a GAAP measure. See Item 10(b)(2)(iv) of Regulation S-K.

Please be advised that the subject disclosure has been revised, in response to such comment.

Comment No. 8: In regards to your HyGridTM System, it appears that you expect customers to incur 35,400,000 kilowatts per year ($2,832,000/$0.08 per kilowatt). Please disclose how you determined that amount. Additionally, disclose how you determined the Cost of Revenues of $1,002,000.

Please be advised the subject disclosure has been revised, in response to such comment.

Comment No. 9: In regards to the CHRS product, disclose the sale price of $375,000 per unit in the narrative.

Please be advised the subject disclosure has been revised, in response to such comment.

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Comment No. 10: We note your response to comment 8. In view of your determination that the CHRS system does not meet the criteria for asset capitalization, revise the discussion to remove reference to owning a built CHRS system that is being marketed.

Please be advised the subject disclosure has been revised, in response to such comment.

Comment No. 11: The disclosure regarding your Hydrogen Carbon Cleaner product appears to indicate that you have the product available to be demonstrated and sold. If this is not the case, please revise your disclosure.

Please be advised the subject disclosure has been revised, in response to such comment.

Comment No. 12: Please disclose how you determined that you could receive $2,500,000 in revenues related to your Electrolyzer Manufacturing Facility.

Please be advised the subject disclosure has been revised, in response to such comment.

General

Comment No. 13: We note your response to prior comment 9 and reissue the comment in part. We note your offering statement continues to include references to your "sole director." However, your executive management disclosure reflects that you have three directors. Please revise or advise.

Please be advised that references to “sole director” have been removed from the disclosure, in response to such comment.

Comment No. 14: We note your response to prior comment 12 and reissue the comment. We note you disclose in Item 4 of Part I that you are offering 50,000,000 securities in this offering. Please revise Item 4 of Part I to include the total number of shares being qualified under your offering statement, including the 333,334 Selling Shareholder Offered Shares. In addition, please revise Item 4 of Part I to disclose the portion of the aggregate offering price attributable to securities being offered on behalf of selling security holders.

Please be advised that revisions have been made to Item 4 of Part I, in response to such comment.

_________________________________

Further to recent discussions between the Staff and the undersigned, the Company confirms that it understands each of the provisions of Rule 253(b), including the notes to such paragraph.

_________________________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding this letter or the Amendment.

Thank you for your attention in this matter.

Sincerely,
NEWLAN LAW FIRM, PLLC By: /s/ Eric Newlan Eric Newlan Managing Member

cc: HNO International, Inc.

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